Integrated Rail and Resources Acquisition Corp.

6100 Southwest Boulevard, Suite 320

Fort Worth, Texas 76109

November 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg and Jennifer-Lopez Molina

Re:	Integrated Rail and Resources Acquisition Corp.

Registration Statement on Form S-1, as amended

Filed October 26, 2021

File No. 333-256381

Dear Scott Anderegg and Jennifer-Lopez Molina:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Integrated Rail and Resources Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, November 10, 2021, or as soon as thereafter practicable.

Very truly yours,
/s/ Richard D. Bertel
Richard D. Bertel
Chief Executive Officer

cc:	Reed Smith LLP
Sidley Austin LLP